SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina (Address of principal executive offices)

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series 1 Floating Rate Notes in a principal amount of Ps. 15,500,000, due 2010.

CRESUD Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria Floating

Rate Series 1 Notes in a principal amount of Ps. 15,500,000 due 2010

The Company informs that on March 10, 2010, will start the payment of the second installment of interests related to the Series I Notes issued on September 11, 2009.

Payment Agent:	Caja de Valores S.A. (25 de Mayo 362, Buenos Aires, Argentina)

Date of effective payment:	March 10, 2010

Number of service to be paid:	Second installment of interests

Period comprised by the payment:	December 10, 2009/March 10, 2010.

Concept of payment:	Interests (100%)

Payment Currency:	The payment will be made in Pesos.

Capital Outstanding:	Ps. 15,500,000

Annual Nominal Interest:	12.7450%

Interest being paid:	Ps. 487,103.42

Interests will be paid through Caja de Valores S.A. to the people at whose name the Notes were registered on March 9, 2009.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: March 4, 2010.